# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lomond Therapeutics Holdings, Inc., CIK 0001900520
CUSIP: 54173L101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8 The Green, Suite 8490, Dover, Delaware (DE), 19901
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001707297

## Reporting persons
- Ian Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 175,000; shared voting power 0; sole dispositive power 175,000; shared dispositive power 0; aggregate amount beneficially owned 175,000 (0.59% of the class)
  Comment: (1) Based on 29,698,214 shares of Common Stock of the Issuer issued and outstanding as of January 28, 2025 as reported in the Issuer's Form S-1/A filed on January 31, 2025.

## Item 1. Issuer
Name of issuer: Lomond Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 8 The Green, Suite 8490, Dover, DE, 19901

## Item 2. Person Filing
Name of person filing: Ian Jacobs
Address of principal business office or, if none, residence: 55 NE 5th Ave., Suite 401 Boca Raton, FL 33432
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 175,000
Percent of class: 0.59%(1)
Sole power to vote or to direct the vote: See Item 5 of cover page.
Shared power to vote or to direct the vote: See Item 6 of cover page.
Sole power to dispose or to direct the disposition: See Item 7 of cover page.
Shared power to dispose or to direct the disposition: See Item 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ian Jacobs: /s/ Ian Jacobs, Ian Jacobs (02/14/2025)